

July 20, 2010

Michael G. Potter
Chief Financial Officer
Lattice Semiconductor Corporation
5555 N.E. Moore Court
Hillsboro, OR 97124-6421

   Re: **Lattice Semiconductor Corporation**
     Form 10-K for the Fiscal Year Ended January 2, 2010
     Filed March 10, 2010
     File No. 000-18032

Dear Mr. Potter:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Jeffrey Jaramillo
        Accounting Branch Chief